UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) informs its shareholders and the market in general that its wholly owned subsidiary Cosan Luxembourg S.A. has decided to exercise the early call clause related to the Bonds maturing in January, 2027. The exercise date for the full redemption amounting to US$ 392 million will be on March 14, 2025, at the face value of the bonds.

São Paulo, January 29, 2025

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

This market announcement shall not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer